EXHIBIT 99.1

Gentium Provides an Update on Defibrotide MAA to EMA

VILLA GUARDIA, Italy, Jan. 17, 2013 (GLOBE NEWSWIRE) -- Gentium S.p.A. (Nasdaq:GENT) (the "Company") announced today that it has been informed that the Company's Marketing Authorization Application ("MAA") for Defibrotide to treat and prevent hepatic veno-occlusive disease (VOD) in adults and children undergoing haematopoietic stem cell transplantation therapy will be on the agenda for discussion at the European Medicines Agency's ("EMA") Committee for Medicinal Products for Human Use ("CHMP") meetings scheduled to be held on February 18-21, 2013.

The Company submitted its MAA for Defibrotide to the EMA on May 10, 2011 and submitted responses to the second List of Outstanding Issues ("LoOIs") on December 18, 2012.

About the EMA Review Process:

More information can be obtained from the EMA website www.ema.europa.eu.

About VOD

Veno-occlusive disease (VOD) is a potentially life-threatening condition, which typically occurs as a significant complication of stem cell transplantation. Certain high-dose conditioning regimens used as part of stem cell transplantation can damage the lining cells of hepatic blood vessels and result in VOD, a blockage of the small veins in the liver that leads to liver failure and can result in significant dysfunction in other organs such as the kidneys and lungs (so-called severe VOD). Stem cell transplantation is a frequently used treatment modality following high-dose chemotherapy and radiation therapy for hematologic cancers and other conditions in both adults and children. At present there is no approved agent for the treatment or prevention of VOD in the United States or the European Union.

About Gentium

Gentium S.p.A., located in Como, Italy, is a biopharmaceutical company focused on the development and manufacture of drugs to treat and prevent a variety of diseases and conditions, including vascular diseases related to cancer and cancer treatments. Defibrotide, the Company's lead product candidate, is an investigational drug that has been granted Orphan Drug status by the U.S. Food and Drug Administration (FDA) and Orphan Medicinal Product Designation by the European Medicines Agency, both to treat and to prevent VOD, as well as Fast Track Designation by the U.S. FDA to treat VOD.

The Gentium S.p.A. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=12669

Cautionary Note Regarding Forward-Looking Statements

This press release contains "forward-looking statements" that involve a number of risks and uncertainties the outcome of which could materially and/or adversely affect actual future results and the market price of Gentium's securities. In some cases, you can identify these statements by forward-looking words such as "may," "might," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential" or "continue," the negative of these terms and other comparable terminology. These statements are not historical facts but instead represent the Company's belief regarding future results, many of which, by their nature, are inherently uncertain and outside the Company's control. It is possible that actual results, including with respect to the possibility of any future regulatory approval, may differ materially from those anticipated in these forward-looking statements. Specifically, the risks and uncertainties that could affect the development of Defibrotide include risks associated with preclinical and clinical developments in the biopharmaceutical industry in general, and with Defibrotide in particular, including, without limitation, the potential failure of Defibrotide to prove safe and effective for treatment and prevention of hepatic veno-occlusive disease (VOD) in adults and children undergoing haematopoietic stem cell transplantation, that Gentium may not receive an opinion regarding approval of Defibrotide from the CHMP in the first quarter of 2013, that the CHMP may request additional information from Gentium regarding Defibrotide, that Gentium may not receive a positive opinion from the CHMP, and the risk factors listed or described from time to time in Gentium's filings with the Securities and Exchange Commission including, without limitation, Gentium's most recent filings on Forms 20-F.

CONTACT: Gentium S.p.A.
         Salvatore Calabrese, +39 031-5373-260
         SVP & CFO
         scalabrese@gentium.it

         or

         The Trout Group
         Tricia Swanson, +1 646 378 2953
         TSwanson@troutgroup.com